1271 Avenue of the Americas New York, New York 10020-1401 Tel: +1.212.906.1200 Fax: +1.212.751.4864 www.lw.com

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United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Jan Woo; Mitchell Austin; Rebekah Lindsey; Christine Dietz

Re:	WalkMe Ltd.
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted on April 23, 2021
CIK No. 0001847584

Ladies and Gentlemen:

On behalf of our client, WalkMe Ltd., a company organized under the laws of the state of Israel (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of the Company’s Registration Statement on Form F-1 (the “Registration Statement”), which was initially submitted to the Commission on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”) on March 22, 2021 and subsequently amended by the Company on April 23, 2021 (the “Draft Submission”).

The Registration Statement reflects certain revisions to the Draft Submission in response to the comment letter from the staff of the Commission (the “Staff”) to Dan Adika, the Company’s Chief Executive Officer, dated May 6, 2021. The responses provided herein are based on information provided to Latham & Watkins LLP by the Company.

The numbered paragraphs in italics below set forth the Staff’s comments together with the Company’s response thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement and all references to page numbers in such responses are to page numbers in the Registration Statement.

May 17, 2021

Consolidated Financial Statements

Note 10 – Subsequent Events, page F-34

1.

Please revise to disclose an estimate of the amount of expense you expect to recognize for the options granted after year end and the timeframe over which you expect to recognize it. Refer to ASC 855-10-50-2(b).

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the consolidated financial statements included in the Registration Statement have been updated to include the Company’s unaudited consolidated financial statements as of and for the three months ended March 31, 2020 and 2021. As a result, Note 6 to such financial statements has been revised to disclose, on page F-29 of the Registration Statement, the approximate amount of unrecognized compensation costs related to unvested share-based compensation awards granted under the Company’s share option plan as of March 31, 2021 (which amount includes the unrecognized compensation costs related to the options granted by the Company after December 31, 2020), and the time period over which the Company expects to recognize such costs.

*  *  *

May 17, 2021

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me by telephone at (212) 906-1281 with any questions or further comments you may have regarding this submission or if you wish to discuss the above.

Sincerely,

/s/ Marc D. Jaffe

Marc D. Jaffe of LATHAM & WATKINS LLP

cc:	Dan Adika, WalkMe Ltd.
Rafael Sweary, WalkMe Ltd.
Andrew Casey, WalkMe Ltd.
Joshua G. Kiernan, Latham & Watkins LLP
Tad Freese, Latham & Watkins LLP
Nathan Ajiashvili, Latham & Watkins LLP
Haleli Barath, BFP & Co.
Noma Floom, BFP & Co.
Shachar Hadar, Meitar | Law Offices
Rezwan D. Pavri, Wilson Sonsini Goodrich & Rosati, P.C.
Allison B. Spinner, Wilson Sonsini Goodrich & Rosati, P.C.
Michael C. Labriola, Wilson Sonsini Goodrich & Rosati, P.C.
Chaim Friedland, Gornitzky & Co.
Ari Fried, Gornitzky & Co.